SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Forum Merger Corporation

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

34985B 103

(CUSIP Number)

135 East 57th Street

8th Floor

New York, New York 10022

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 12, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34985B 103

1	Names of Reporting Person. Forum Investors I, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,935,000 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 4,935,000 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,935,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.1%
14	Type of Reporting Person OO

(1)	Includes 4,312,500 shares of the Issuer’s Class F common stock, $0.0001 par value (“Class F Common Stock”), which are automatically convertible into shares of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock” and together with the Class A Common Stock, the “Common Stock”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-216842). Forum Investors I, LLC is controlled by its managing member, Forum Capital Management, LLC (the “Managing Member”). Each of the Issuer's officers and directors is a member of the Sponsor. Stephen A, Vogel, Marshall Kiev, and David Boris, certain of the Issuer's Executive Officers and Directors, are the sole members of the Managing Member. The Managing Member has the sole voting and dispositive power of the securities held by the Sponsor. Each member of the Managing Member has one vote, and the approval of two of the three members is required to approve an action of the Sponsor. Under the so-called "rule of three", if voting and dispositive decisions regarding an entity's securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity's securities. Therefore, no individual member of the Managing Member exercises voting or dispositive control over any of the securities held by the Sponsor, even those in which he directly holds a pecuniary interest. Accordingly, none of them are deemed to have or share beneficial ownership of such shares.

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CUSIP No. 34985B 103

1	Names of Reporting Person. Forum Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 4,935,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 4,935,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,935,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.1%
14	Type of Reporting Person OO

(1)	Includes 4,312,500 shares of the Issuer’s Class F common stock, $0.0001 par value (“Class F Common Stock”), which are automatically convertible into shares of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock” and together with the Class A Common Stock, the “Common Stock”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-216842). Forum Investors I, LLC is controlled by its managing member, Forum Capital Management, LLC (the “Managing Member”). Each of the Issuer's officers and directors is a member of the Sponsor. Stephen A, Vogel, Marshall Kiev, and David Boris, certain of the Issuer's Executive Officers and Directors, are the sole members of the Managing Member. The Managing Member has the sole voting and dispositive power of the securities held by the Sponsor. Each member of the Managing Member has one vote, and the approval of two of the three members is required to approve an action of the Sponsor. Under the so-called "rule of three", if voting and dispositive decisions regarding an entity's securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity's securities. Therefore, no individual member of the Managing Member exercises voting or dispositive control over any of the securities held by the Sponsor, even those in which he directly holds a pecuniary interest. Accordingly, none of them are deemed to have or share beneficial ownership of such shares.

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SCHEDULE 13D

This Schedule 13D is filed on behalf of Forum Investors I, LLC, a Delaware limited liability company (the “Sponsor”) and Forum Capital Management, LLC, a Delaware limited liability company (the “Managing Member” and, together with the Sponsor, the “Reporting Persons”).

Item 1.          Security and Issuer

Securities acquired: Class A common stock, $0.0001 par value (“Class A Common Stock”)

Issuer:    Forum Merger Corporation (the “Issuer”)

135 East 57th Street

8th Floor

New York, New York 10022

Item 2.          Identity and Background

(a) This statement is filed by:

(i) the Sponsor, which is the holder of record of approximately 22.1% of the issued and outstanding shares of all classes of Common Stock (22,357,500) based on the number of shares of Class A Common Stock (18,045,000) and shares of Class F common stock, $0.0001 par value (“Class F Common Stock” and together with the Class A Common Stock, the “Common Stock”) (4,312,500) outstanding as of April 18, 2017, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on April 24, 2017; and

(ii) the Managing Member, the sole managing member of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is 135 East 57th Street, 8th Floor, New York, New York 10022.

(c) The Reporting Persons’ principal business is to act as the Issuer’s sponsor, or managing member of such sponsor, in connection with the IPO and potential business combination.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Each Reporting Person is a Delaware limited liability company.

Item 3.          Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the shares of Common Stock currently beneficially owned by the Reporting Persons was $6,250,000. The source of these funds was the working capital of the Reporting Persons.

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Item 4.          Purpose of the Transaction

In connection with the organization of the Issuer, on December 28, 2016, 3,593,750 shares of Class F Common Stock (the “Founder Shares”) were purchased by the Sponsor for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated December 28, 2016 between the Sponsor and the Issuer (the “Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference. In April 2017, the Issuer effected a stock dividend with respect to the Class F Common Stock of 718,750 shares thereof, resulting in the Sponsor holding an aggregate of 4,312,500 Founder Shares.

On April 12, 2017, simultaneously with the consummation of the Issuer’s initial public offering (“IPO”), the Sponsor purchased 555,000 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to an Amended and Restated Unit Subscription Agreement, dated April 6, 2017, by and between the Issuer and the Sponsor (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one share of Class A Common Stock, one right to receive one-tenth of one share of Class A Common Stock upon the consummation of a business combination, and one-half of one warrant, each whole warrant exercisable to purchase one share of Class A Common Stock, at an exercise price of $11.50 per whole share (as described more fully in the Issuer’s Final Prospectus dated April 6, 2017).

The shares of Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have each agreed (A) to vote its shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5.          Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 22,357,500 shares of Common Stock, including 18,045,000 shares of Class A Common Stock and 4,312,500 shares of Class F Common Stock, outstanding as of April 18, 2017, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the SEC on April 24, 2017) are as follows:

Forum Investors I, LLC
a)		Amount beneficially owned: 4,935,000	Percentage: 22.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	4,935,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	4,935,000
	iv.	Shared power to dispose or to direct the disposition of:	0

Forum Capital Management, LLC
a)		Amount beneficially owned: 4,935,000	Percentage: 22.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	4,935,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	4,935,000

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Each of the Issuer's officers and directors is a member of the Sponsor. Stephen A, Vogel, Marshall Kiev, and David Boris, certain of the Issuer's Executive Officers and Directors, are the sole members of the Managing Member. The Managing Member has the sole voting and dispositive power of the securities held by the Sponsor. Each member of the Managing Member has one vote, and the approval of two of the three members is required to approve an action of the Sponsor. Under the so-called "rule of three", if voting and dispositive decisions regarding an entity's securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity's securities. Therefore, no individual member of the Managing Member of the Sponsor exercises voting or dispositive control over any of the securities held by the Sponsor, even those in which he directly holds a pecuniary interest. Accordingly, none of them are deemed to have or share beneficial ownership of such shares.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Securities Purchase Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on December 28, 2016, 3,593,750 Founder Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Purchase Agreement. The Purchase Agreement provided that 468,750 (such amount subsequently adjusted pursuant to the stock dividend described below) Founder Shares purchased by the Sponsor were subject to forfeiture to the extent that the underwriter of the IPO did not exercise its overallotment option in full. On April 18, 2017, the underwriter of the IPO has exercised such overallotment option in full.

In April 2017, the Issuer effected a stock dividend with respect to its Class F common stock of 718,750 shares thereof, resulting in the Sponsor holding an aggregate of 4,312,500 shares of Class F common stock.

Pursuant to the escrow agreement described below, the Founder Shares were placed into escrow with Continental Stock Transfer & Trust Company acting as escrow agent and subject to lock-up restrictions as further described in the summary of the “Share Escrow Agreement” below.

The description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.7 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 21, 2017 (and is incorporated by reference herein as Exhibit 10.1).

Unit Subscription Agreement between the Issuer and Sponsor

On April 12, 2017, simultaneously with the consummation of the IPO, the Sponsor purchased 555,000 Placement Units pursuant to the Subscription Agreement. On April 18, 2017, simultaneously with the exercise of the underwriters’ overallotment option, the Sponsor purchased an additional 67,500 Placement Units pursuant to the Subscription Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

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The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 12, 2017 (and is incorporated by reference herein as Exhibit 10.2).

Registration Rights Agreement

On April 6, 2017, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on April 12, 2017 (and is incorporated by reference herein as Exhibit 10.4).

Insider Letter

On April 6, 2017, in connection with the IPO, the Issuer and the Sponsor entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Sponsor agreed (A) to vote its Founder Shares, any shares of Common Stock underlying the Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Issuer’s obligation to redeem the public shares if the Issuer does not consummate a business combination within 24 months from the completion of the initial public offering, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, (C) not to redeem any Founder Shares and any shares underlying the Placement Units into the right to receive cash from the trust account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and any shares of Common Stock underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Insider Letter), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on April 12, 2017 (and is incorporated by reference herein as Exhibit 10.3).

Share Escrow Agreement

On April 6, 2017, in connection with the IPO, the Issuer, the Sponsor and Continental Stock Transfer & Trust Company (the “Escrow Agent”) entered into a share escrow agreement (the “Escrow Agreement”), pursuant to which, all of the Founder Shares were deposited in escrow during the period (the “Escrow Period”) commencing on April 12, 2017 and (i) for 50% of the Founder Shares, ending on the earlier of (x) one year after the date of the consummation of the Issuer’s initial business combination and (y) the date on which the closing sale price of the Class A Common Stock equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Issuer’s initial business combination and (ii) for the remaining 50% of the Founder Shares, ending one year after the date of the consummation of an initial business combination or earlier, in either case, if, subsequent to the Issuer’s initial business combination, the Issuer consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s shareholders having the right to exchange their shares of Common Stock for cash, securities or other property.

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The limited exceptions to the foregoing restrictions include transfers (i) to the Issuer’s officers, directors, employees, consultants or their affiliates, (ii) to Sponsor’s officers, directors, employees or members, (iii) by bona fide gift to a member of the immediate family of a member of the Sponsor or to a trust, the beneficiary of which is a member of the Sponsor or a member of the immediate family of a member of the Sponsor for estate planning purposes, (iv) by virtue of the laws of descent and distribution upon death, (v) pursuant to a qualified domestic relations order, (vi) to the Issuer for no value for cancellation in connection with the consummation of a business combination or (vii) by private sales of the Founder Shares made at or prior to the consummation of a business combination at prices no greater than the price at which the Founder Shares were originally purchased; provided, however, that except for clause (vi) or with the Issuer’s prior consent, such permissive transfers may be implemented only upon the respective transferee’s written agreement to be bound by the terms and conditions of this Agreement and of the Insider Letter signed by the Sponsor transferring the shares. If dividends are declared and payable in ordinary shares, such dividends will also be placed in escrow.

The summary of such share escrow agreement contained herein is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on April 12, 2017 (and is incorporated by reference herein as Exhibit 99.5).

Item 7.          Material to be Filed as Exhibits

Exhibit 10.1

Securities Subscription Agreement, dated as of December 28, 2016, by and between the Issuer and Forum Investors I, LLC (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 21, 2017).

Exhibit 10.2

Amended and Restated Unit Subscription Agreement, dated as of April 6, 2017, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 12, 2017).

Exhibit 10.3

Insider Letter, dated as of April 6, 2017, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 12, 2017).

Exhibit 10.4

Registration Rights Agreement, dated as of April 6, 2017, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 12, 2017).

Exhibit 10.5

Share Escrow Agreement, dated as of April 6, 2017, by and among the Issuer, the Escrow Agent and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 12, 2017).

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2017	FORUM INVESTORS I, LLC
By: Forum Capital Management, LLC, its Managing Member

	By:	/s/ David Boris
Name: David Boris
Title: Member

Date: April 24, 2017	FORUM CAPITAL MANAGEMENT, LLC

	By:	/s/ David Boris
Name: David Boris
Title: Member

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